UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-1F/A
(AMENDMENT NO. 3)
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Shell Canada Limited

(Name of the Subject Company)
Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
Royal Dutch Shell plc
Shell Investments Limited

(Bidders)
Common Shares

(Title of Class of Securities)
822567103

(CUSIP Number of Class of Securities)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000
February 8, 2007

(Date tender offer first publisehd, sent or given to security holders)
Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$1,438,719,986*	$287,744

*	For purposes of determining the filing fee pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value of the Shell Canada common shares to be received by Royal Dutch Shell plc, assuming acceptance of the Offer by all holders of Shell Canada Limited common shares and options in the United States, is calculated as follows: multiplying (x) 38,016,118, the number of shares of Shell Canada Limited held by shareholders in the U.S. or subject to options held by persons in the U.S., by (y) CAD $45.00, the price to be paid for the shares held by such shareholders, and (z) applying an exchange rate of $0.8410 USD$/CAD$, the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on February 6, 2007.
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $287,744
Form or registration no.: Schedule 13E-3
Filing Party: Royal Dutch Shell plc
Date Filed: February 8, 2007

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
     (a) Offer and Circular dated as of February 8, 2007 including the Letter of Transmittal and Notice of Guaranteed Delivery. (1)
     (b) Directors’ Circular dated as of February 8, 2007.(1)
     (c) Offer and Circular Supplement dated as of March 5, 2007. (2)
     (d) Directors’ Circular Supplement dated as of March 5, 2007. (2)
     (e) Notice of Extension dated as of March 16, 2007. (3)
     (f) Notice of Compulsory Acquisition dated as of April 4, 2007 including Letter of Transmittal and Election.
Item 2. Informational Legends.
     (a) See page 1 of the Offer and Circular dated as of February 8, 2007. (1)
     (b) See page 3 of the Offer and Circular Supplement dated as of March 5, 2007. (2)
     (c) See page 2 of the Notice of Extension dated as of March 16, 2007. (3)

(1)	Previously filed with Bidders’ Schedule 14 D1-F filed on February 8, 2007

(2)	Previously filed with Bidders’ Schedule 14 D1-F/A filed on March 5, 2007

(3)	Previously filed with Bidders’ Schedule 14 D1-F/A filed on March 19, 2007

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. The Offer (as herein defined) was not approved or disapproved by any securities regulatory authority nor did any securities regulatory authority pass upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

April 4, 2007

COMPULSORY ACQUISITION NOTICE
PURSUANT TO SECTION 206 OF THE
CANADA BUSINESS CORPORATIONS ACT
in connection with the

OFFER TO PURCHASE FOR CASH
all of the Common Shares of

SHELL CANADA LIMITED

for Cdn.$45.00 per Common Share in Cash

by

SHELL INVESTMENTS LIMITED
a wholly-owned indirect subsidiary of

ROYAL DUTCH SHELL plc

TO:	ALL OF THE HOLDERS OF COMMON SHARES OF SHELL CANADA LIMITED WHO DID NOT ACCEPT THE ABOVE-MENTIONED OFFER

AND TO:	SUBSEQUENT HOLDERS OF SUCH COMMON SHARES

AND TO:	THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT

Pursuant to an Offer and Circular dated February 8, 2007 (the “Circular”) and supplement to the Circular dated March 5, 2007, as varied by the notice of extension dated March 16, 2007, Shell Investments Limited (the “Offeror”), a wholly-owned indirect subsidiary of Royal Dutch Shell plc (“RDS”), offered to purchase (the “Offer”) all of the issued and outstanding common shares (the “Common Shares”) in the capital of Shell Canada Limited (“Shell Canada”), including all Common Shares which became outstanding on or after the date of the Offer and prior to the Expiry Time (as such term is defined in the Circular) upon the exercise of Options (as such term is defined in the Circular) or other rights to acquire Common Shares, but excluding Common Shares already held by the Offeror or its affiliates. The Offer expired 8:00 p.m. (Toronto time) on March 30, 2007.

Offerees holding more than 90% of the Common Shares, including currently exercisable Options, to which the Offer related have accepted the Offer. The Offeror has taken up and paid for all Common Shares of offerees who accepted the Offer (approximately 94.5% of the Common Shares not previously owned by the Offeror and its affiliates). The Offeror now owns approximately 98.8% of the Common Shares.

Compulsory Acquisition

The Offeror is hereby exercising its right under section 206 of the Canada Business Corporations Act (the “CBCA”) to acquire Common Shares not purchased by it under the Offer. Pursuant to paragraph 206(3)(c) of the CBCA, those holders of Common Shares who have not accepted the Offer, including subsequent holders of such Common Shares who have acquired Common Shares from such first mentioned holders (“Dissenting Offerees”) are required to elect:

(a)	to transfer their Common Shares to the Offeror for a purchase price of Cdn.$45.00 in cash per Common Share and otherwise on the terms on which the Offeror acquired the Common Shares of the offerees who accepted the Offer; or

(b)	to demand payment of the fair value of their Common Shares in accordance with subsections 206(9) to 206(18), inclusive, of the CBCA by notifying the Offeror at the address of CIBC Mellon Trust Company (the “Agent”) set forth below within 20 days after receipt of this Notice.

A Dissenting Offeree who does not notify the Offeror of his or her election in accordance with clause (b) above (subparagraph 206(3)(c)(ii) of the CBCA) is deemed to have elected to transfer his or her Common Shares to the Offeror for a purchase price of Cdn.$45.00 in cash per Common Share and otherwise on the terms on which the Offeror acquired the Common Shares of the offerees who accepted the Offer.

Regardless of the Dissenting Offeree’s election, a Dissenting Offeree is required by the CBCA to send the certificates representing such Dissenting Offeree’s Common Shares to the Agent, as agent for Shell Canada, within 20 days after the date of receipt of this Notice. Regardless of whether such share certificates are submitted as required, they will be cancelled pursuant to the CBCA.

The Offeror is required under the CBCA to pay to Shell Canada within 20 days after sending this Notice, the amount of money that the Offeror would have had to pay or transfer to Dissenting Offerees if such Dissenting Offerees had elected to transfer their Common Shares under clause (a) above under the heading “Compulsory Acquisition”.

HOW TO RESPOND TO THIS NOTICE

Enclosed with this Notice is a transmittal and election form, printed on blue paper, (the “Transmittal and Election Form”), which, if completed and returned to the Agent at one of the addresses set forth on the last page of this Notice, in the enclosed envelope, so as to be received within 20 days after receipt of this Notice, will constitute notice to the Offeror of your election.

1.	MAKE YOUR ELECTION

(a)	Election to transfer your Common Shares for Cdn. $45.00 cash per Common Share and otherwise on the terms on which the Offeror acquired the Common Shares of the offerees who accepted the Offer

If you elect to transfer the Common Shares held by you to the Offeror under clause (a) above under the heading “Compulsory Acquisition”, you should deliver, within 20 days from the receipt of this Notice to the Agent at one of the addresses of the Agent set out on the last page of this Notice:

(i)	the enclosed Transmittal and Election Form (duly completed to indicate your election to transfer the Common Shares held by you); and

(ii)	the certificate(s) representing the Common Shares held by you.

If neither box is checked or a completed on the Transmittal and Election Form, or if a completed Transmittal and Election Form is not included with your share certificate(s), you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis referred to in clause (a) above under the heading “Compulsory Acquisition”. A cheque in payment for your Common Shares will be mailed to you (or, for payments in excess of Cdn.$25 million, a wire transfer will be made) after receipt by the Agent from you of the certificate(s) representing your Common Shares.

2

(b)	Election to Demand Payment of Fair Value

If you elect to demand payment of fair value of your Common Shares under clause (b) above under the heading “Compulsory Acquisition”, you should deliver within 20 days from the date of receipt of this Notice to the Agent at one of the addresses of the Agent set out on the last page of this Notice:

(i)	the enclosed Transmittal and Election Form (duly completed to indicate such election); and

(ii)	the certificate(s) representing the Common Shares held by you.

If you do not notify the Offeror in accordance with clause (b) above under the heading “Compulsory Acquisition” within 20 days after receipt of this Notice, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis referred to in clause (a) above under the heading “Compulsory Acquisition”. In this case a cheque in payment for your Common Shares will be mailed to you (or, for payments in excess of Cdn.$25 million, a wire transfer will be made) after receipt by the Agent from you of the certificate(s) representing your Common Shares.

An election to demand payment of fair value under clause (b) above under the heading “Compulsory Acquisition” involves an application to a court of competent jurisdiction. If you wish to elect to demand payment of fair value of your Common Shares, you should consult with a lawyer or other professional adviser as the provisions of Section 206 of the CBCA are technical and complex and failure to comply strictly with the provisions thereof may prejudice your rights.

2.	RETURN YOUR SHARE CERTIFICATE(S)

Regardless of the election you make, you are required under the CBCA to send certificate(s) representing the Common Shares held by you to the Agent, as agent for Shell Canada, within 20 days from the date of receipt of this Notice. Such certificate(s) should be sent, together with a completed Transmittal and Election Form indicating your election, as described above, to Shell Canada in care of the Agent at one of the addresses set out on the last page of this Notice.

The method of delivery of your share certificate(s) representing your Common Shares to the Agent is at your option and risk. It is recommended that delivery be made by hand to the Agent and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is also recommended that any such mailing be made sufficiently in advance to permit delivery to the Agent so as to be received within 20 days from the date of receipt of this Notice. Delivery will only be effective upon actual receipt by the Agent. An envelope has been enclosed for your convenience.

If a share certificate has been lost, destroyed, mutilated or mislaid, you should contact the Agent for information on how to obtain replacement share certificates. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Agent may contact you.

The foregoing is only a brief description of certain aspects of the right of Compulsory Acquisition and is qualified in its entirety by the provisions of Section 206 of the CBCA. The description is not intended to be complete. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the CBCA should consult with their legal advisors.

Questions and requests for assistance may be directed to the Agent at one of the addresses and telephone numbers set out on the last page of this Notice.

Yours very truly,

SHELL INVESTMENTS LIMITED

By:	(Signed) ‘Arnold MacBurnie”
Arnold MacBurnie
Chief Executive Officer

3

Offices of the Depositary,

CIBC MELLON TRUST COMPANY

By Mail	By Registered Mail, Hand or by Courier
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, Ontario, Canada	Securities Level
M5C 2K4	Toronto, Ontario, Canada M5L 1G9
or 600 The Dome Tower 333 – 7th Avenue S.W. Calgary, Alberta T2P 2Z1

For Information call:
Telephone: (416) 643-5500
Toll Free: (800) 387-0825
E-mail: inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the respective telephone numbers and locations set out above.

TRANSMITTAL AND ELECTION

To:	CIBC Mellon Trust Company, as agent at one of the addresses set out below

And To:	Shell Investments Limited 3500, 450-1st Street S.W., Calgary, Alberta T2P 5H1

Reference is made to: (i) the offer of Shell Investments Limited (the “Offeror”), a wholly-owned indirect subsidiary of Royal Dutch Shell plc dated February 8, 2007 (the “Circular”) and supplement to the Circular dated March 5, 2007, as varied by the notice of extension dated March 16, 2007 to purchase (the “Offer”) all of the issued and outstanding common shares (the “Common Shares”) in the capital of Shell Canada Limited (“Shell Canada”) and (ii) the notice of the Offeror (the “Offeror’s Notice”) dated April 4, 2007, relating to the acquisition (the “Compulsory Acquisition”) by the Offeror of all of the Common Shares which the Offeror did not acquire under the Offer, at a purchase price of Cdn.$45.00 in cash for each Common Share and otherwise on the terms on which the Offeror acquired the Common Shares from the holders of Common Shares (“Shareholders”) who accepted the Offer (the “Cash Payment”).

Capitalized terms used but not otherwise defined in this Transmittal and Election Form which are defined in the Circular have the respective meanings set out in the Circular, which is available at www.sedar.com.

Please complete Box 1, Box 2 and Box 3, and Box 4 and Box 5 (if applicable) of this Transmittal and Election Form. If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Agent within 20 days after your receipt of the Offeror’s Notice, you will be deemed to have elected to transfer your Shares to the Offeror on the basis of the Cash Payment.

U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Holder who receives cash in exchange for Common Shares must provide the Depositary with his correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Holder must provide his correct TIN by completing the “Substitute Form W-9” attached to this document, which requires such holder to certify under penalties of perjury: (i) that the TIN provided is correct (or that such holder is awaiting a TIN); (ii) that the holder is not subject to backup withholding because: (a) the holder is exempt from backup withholding; (b) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (iii) that the holder is a U.S. person (including a U.S. resident alien). For information about what number to provide the Depositary, see “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9”.

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. For more information, see “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9”. To prevent possible erroneous backup withholding, an exempt holder must complete Substitute Form W-9, check the “Exempt from backup withholding” box on such form, and sign and date the form. See the instructions in the attached Substitute Form W-9 for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9”.

If a U.S. Holder does not have a TIN, such holder should: (i) consult the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9”; (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 attached to this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the

Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for U.S. federal income tax purposes, such holder will instead need to submit a properly completed IRS Form W-8 BEN Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, signed under penalty of perjury. A copy of IRS Form W-8 BEN may be obtained from the Depositary.

A U.S. HOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 ATTACHED TO THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

BOX 1

ELECTION OF CONSIDERATION OR DEMAND FOR PAYMENT

Pursuant to subsection 206(3)(c) of the Canada Business Corporations Act (the “CBCA”), the undersigned holder of Common Shares elects as follows in respect of the Shares referred to in Box 2 and represented by the enclosed certificate(s):

Shareholders may choose only ONE of the choices below:

☐ Choice A — The CASH ALTERNATIVE,

to transfer his or her Common Shares to the Offeror for a purchase price of Cdn. $45.00 per Common Share and otherwise on the terms on which the Offeror acquired the Common Shares of the Shareholders of Shell
Canada who accepted the Offer.

or

☐ Choice B — The COURT APPRAISAL ALTERNATIVE,

to demand payment of the fair value of his or her Common Shares in accordance with subsections 206(9) to 206(18) of the CBCA, and hereby notifies the Offeror of such election.*

* This or other written notice of an election to demand payment of the fair value of the Common Shares represented by the enclosed certificate(s) must be given to the Agent at the address set out herein so as to be received by the Agent within 20 days after receipt by the Shareholder of the Offeror’s Notice, failing which the holder will be deemed to have elected to transfer the holder’s Common Shares to the Offeror on the basis of the Cash Payment.

If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Agent within 20 days after your receipt of the Offeror’s Notice, or if you do not make an election in Box 1 of your Transmittal and Election Form, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis of the Cash Payment.

BOX 2

DESCRIPTION OF SHELL CANADA COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this
Transmittal and Election Form in the form below.)

Number of Shell
Canada Common
	Name(s) in which Registered	Shares
	(Please fill in exactly as name(s)	Represented by
Certificate Number(s)	appear(s) on certificate(s))	Certificate

Total:

BOX 3

RESIDENCE OF SHAREHOLDER

A U.S. Shareholder is any Shareholder that is a United States person for U.S. federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐	The owner signing this Transmittal and Election Form represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The owner signing this Transmittal and Election Form is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE FORM W-9 SET FORTH BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BOX 4

ISSUE CHEQUE IN THE NAME OF: (please print)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Social Insurance or Social Security Number)

BOX 5

  ☐     HOLD CHEQUE FOR PICK-UP

Dated this _ _ day of _ _ , 2007.

Name of Registered Shareholder:
(Please print or type)

Signature of Registered Shareholder: _ _

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

PAYER'S NAME:

PAYEE'S NAME: ______________________________

PAYEE'S ADDRESS: ______________________________

____

____

____

SUBSTITUTE FORM **W-9** **Department of the Treasury** **Internal Revenue Service** **Payer's Request for Taxpayer Identification Number (TIN) and Certification**	**Part I: Taxpayer Identification Number (TIN)** ______________________________ Social Security Number OR ______________________________ Employer Identification Number (If awaiting TIN write "Applied For" and complete Part III and the Certificate of Awaiting Taxpayer Identification Number)	**Part II: For Payees Exempt from Backup Withholding** For Payees Exempt from Backup withholding, see the Guidelines below and complete as instructed therein.
	Part III: — Certification — Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien).	
	Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). ______________________________ **Signature of U.S. person**	______________ **Date**

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE TENDER OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE "APPLIED FOR" IN THE APPROPRIATE LINE IN PART I OF SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable payments made to me pursuant to the tender offer will be withheld.

______________________________ **Signature**

______________ **Date**

SEND YOUR TRANSMITTAL AND ELECTION FORM
TO THE AGENT AT THE FOLLOWING ADDRESS:

By Mail:	By Registered Mail, Hand or by Courier:
CIBC Mellon Trust Company	CIBC Mellon Trust Company
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West, Securities Level
Toronto, ON M5C 2K4	Toronto, ON M5L 1G9 or 600 The Dome Tower 333 – 7th Avenue S.W. Calgary, Alberta T2P 2Z1

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following documents are filed as exhibits to this Schedule:

Exhibit
No.	Description
A	Audited consolidated financial statements of Shell Canada for the years ended December 31, 2005, 2004 and 2003, and the related U.S. GAAP reconciliation, incorporated by reference to pages 62 through 82 of Exhibit 99.B and pages 33 through 35 of Exhibit 99.A, respectively, of Shell Canada’s Annual Report on Form 40-F for the fiscal year ended December 31,2005.(1)

B	Unaudited consolidated financial statements of Shell Canada for the quarter and year ended December 31, 2006, incorporated by reference to pages 24 through 38 of Exhibit 99.1 of Shell Canada’s Report on Form 6-K for the month of January 2007, furnished to the SEC on January 29, 2007. (1)

(1)	Previously filed with Bidders’ Schedule 14 D1-F filed on February 8, 2007.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertakings.
(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
Item 2. Consent to Service of Process
(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.(1)
(b) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

(1)	Previously filed with Bidders’ Schedule 14 D1-F filed on February 8, 2007.

PART IV
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2007

Royal Dutch Shell plc

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes

Title: Secretary

Shell Investments Limited

By:	/s/ Arnold MacBurnie

Name: Arnold MacBurnie

Title: Chief Executive Officer